SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                                SCHEDULE 13D

                 Under the Securities Exchange Act of 1934
                             (Amendment No. 12)

                           SPS Technologies, Inc.
         ___________________________________________________________
                             (Name of Issuer)

                  Common Stock, Par Value $1.00 Per Share
         ___________________________________________________________
                       (Title of Class of Securities)

                                784626 10 3
         ___________________________________________________________
                   (CUSIP Number of Class of Securities)

                               John F. Keane
                         Tinicum Enterprises, Inc.
                             990 Stewart Avenue
                        Garden City, New York 11530
                               (516) 222-2874
         ___________________________________________________________
          (Name, Address and Telephone Number of Person Authorized
                   to Receive Notices and Communications)

                                  Copy to:

                           Paul T. Schnell, Esq.
                    Skadden, Arps, Slate, Meagher & Flom
                              919 Third Avenue
                          New York, New York 10022
                               (212) 735-3000

         ___________________________________________________________
                       (Date of Event which Requires
                         Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this
     Schedule 13D, and is filing this schedule because of Rule 13d-1
     (b) (3) or (4), check the following box:  ( )

     Check the following box if a fee is being paid with this statement: ( )


                                SCHEDULE 13D

     CUSIP No. 784626 10 3
     _________________________________________________________________
     (1)  NAME OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
          TINICUM INVESTORS   13-3800339
     _________________________________________________________________
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a)  ( )
                                                            (b)  ( )
     _________________________________________________________________
     (3)  SEC USE ONLY
     _________________________________________________________________
     (4)  SOURCE OF FUNDS
          OO, WC, BK
     _________________________________________________________________
     (5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ( )
     _________________________________________________________________
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
          DELAWARE
     _________________________________________________________________
                                      (7)  SOLE VOTING POWER
                      NUMBER OF            629,339
                       SHARES         ________________________________
                    BENEFICIALLY      (8)  SHARE VOTING POWER
                      OWNED BY             0
                        EACH          ________________________________
                      REPORTING       (9)  SOLE DISPOSITIVE POWER
                       PERSON              629,339
                        WITH          ________________________________
                                      (10) SHARED DISPOSITIVE POWER
                                           0
     _________________________________________________________________
     (11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
          PERSON
          629,339
     _________________________________________________________________
     (12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES
          CERTAIN SHARES       ( )
     _________________________________________________________________
     (13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
          10.8%
     _________________________________________________________________
     (14) TYPE OF REPORTING PERSON
          PN
     _________________________________________________________________


                                SCHEDULE 13D

     CUSIP No.  784626 10 3
     _________________________________________________________________
     (1)  NAME OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
          DERALD H. RUTTENBERG          ###-##-####
     _________________________________________________________________
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a)  ( )
                                                            (b)  ( )
     _________________________________________________________________
     (3)  SEC USE ONLY
     _________________________________________________________________
     (4)  SOURCE OF FUNDS
          PF, BK
     _________________________________________________________________
     (5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ( )
     _________________________________________________________________
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
          U.S.A.
     _________________________________________________________________
                                      (7)  SOLE VOTING POWER
                      NUMBER OF             24,446
                       SHARES         ________________________________
                    BENEFICIALLY      (8)  SHARED VOTING POWER
                      OWNED BY             0
                        EACH          ________________________________
                      REPORTING       (9)  SOLE DISPOSITIVE POWER
                       PERSON              24,446
                        WITH          ________________________________
                                      (10) SHARED DISPOSITIVE POWER
                                           0
     _________________________________________________________________
     (11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
          PERSON 24,446
     _________________________________________________________________
     (12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES
          CERTAIN SHARES       ( )
     _________________________________________________________________
     (13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
          0.4%
     _________________________________________________________________
     (14) TYPE OF REPORTING PERSON
          IN
     _________________________________________________________________


                                SCHEDULE 13D

     CUSIP No.  784626 10 3
     _________________________________________________________________
     (1)  NAME OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
          ERIC M. RUTTENBERG       ###-##-####
     _________________________________________________________________
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a)  ( )
                                                            (b)  ( )
     _________________________________________________________________
     (3)  SEC USE ONLY
     _________________________________________________________________
     (4)  SOURCE OF FUNDS
          OO, PF, BK
     _________________________________________________________________
     (5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ( )
     _________________________________________________________________
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
          U.S.A.
     _________________________________________________________________
                                      (7)  SOLE VOTING POWER
                      NUMBER OF            28,437
                       SHARES         ________________________________
                    BENEFICIALLY      (8)  SHARED VOTING POWER
                      OWNED BY             0
                        EACH          ________________________________
                      REPORTING       (9)  SOLE DISPOSITIVE POWER
                       PERSON              28,437
                        WITH          ________________________________
                                      (10) SHARED DISPOSITIVE POWER
                                           0
     _________________________________________________________________
     (11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
          PERSON
          28,437
     _________________________________________________________________
     (12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES
          CERTAIN SHARES       ( )
     _________________________________________________________________
     (13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
          0.5% (INCLUDING 2,926 SHARES PURCHASABLE UPON EXERCISE OF CERTAIN OPTIONS GRANTED TO ERIC RUTTENBERG)
     _________________________________________________________________
     (14) TYPE OF REPORTING PERSON
          IN
     _________________________________________________________________


                                SCHEDULE 13D

     CUSIP No.  784626 10 3
     _________________________________________________________________
     (1)  NAME OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
          JOHN C. RUTTENBERG       ###-##-####
     _________________________________________________________________
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a)  ( )
                                                            (b)  ( )
     _________________________________________________________________
     (3)  SEC USE ONLY
     _________________________________________________________________
     (4)  SOURCE OF FUNDS
          PF, BK
     _________________________________________________________________
     (5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ( )
     _________________________________________________________________
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
          U.S.A.
     _________________________________________________________________
                                      (7)  SOLE VOTING POWER
                      NUMBER OF            24,446
                       SHARES         ________________________________
                    BENEFICIALLY      (8)  SHARED VOTING POWER
                      OWNED BY             0
                       EACH           ________________________________
                     REPORTING        (9)  SOLE DISPOSITIVE POWER
                      PERSON                24,446
                       WITH           ________________________________
                                      (10) SHARED DISPOSITIVE POWER
                                           0
     _________________________________________________________________
     (11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
          PERSON
          24,446
     _________________________________________________________________
     (12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES
          CERTAIN SHARES       ( )
     _________________________________________________________________
     (13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
          0.4%
     _________________________________________________________________
     (14) TYPE OF REPORTING PERSON
          IN
     _________________________________________________________________


                                SCHEDULE 13D

     CUSIP No.  784626 10 3
     _________________________________________________________________
     (1)  NAME OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
          KATHERINE T. RUTTENBERG       ###-##-####
     _________________________________________________________________
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a)  ( )
                                                            (b)  ( )
     _________________________________________________________________
     (3)  SEC USE ONLY
     _________________________________________________________________
     (4)  SOURCE OF FUNDS
          PF, BK
     _________________________________________________________________
     (5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ( )
     _________________________________________________________________
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
          U.S.A.
     _________________________________________________________________
                                      (7)  SOLE VOTING POWER
                      NUMBER OF            24,446
                       SHARES         ________________________________
                    BENEFICIALLY      (8)  SHARED VOTING POWER
                      OWNED BY             0
                       EACH           ________________________________
                     REPORTING        (9)  SOLE DISPOSITIVE POWER
                      PERSON               24,446
                       WITH           ________________________________
                                      (10) SHARED DISPOSITIVE POWER
                                           0
     _________________________________________________________________
     (11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
          PERSON
          24,446
     _________________________________________________________________
     (12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES
          CERTAIN SHARES       ( )
     _________________________________________________________________
     (13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
          0.4%
     _________________________________________________________________
     (14) TYPE OF REPORTING PERSON
          IN
     _________________________________________________________________


                                SCHEDULE 13D

     CUSIP No.  784626 10 3
     _________________________________________________________________
     (1)  NAME OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
          HATTIE RUTTENBERG        ###-##-####
     _________________________________________________________________
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a)  ( )
                                                            (b)  ( )
     _________________________________________________________________
     (3)  SEC USE ONLY
     _________________________________________________________________
     (4)  SOURCE OF FUNDS
          PF, BK
     _________________________________________________________________
     (5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ( )
     _________________________________________________________________
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
          U.S.A.
     _________________________________________________________________
                                      (7)  SOLE VOTING POWER
                      NUMBER OF            24,446
                       SHARES         ________________________________
                    BENEFICIALLY      (8)  SHARED VOTING POWER
                      OWNED BY             0
                        EACH          ________________________________
                      REPORTING       (9)  SOLE DISPOSITIVE POWER
                       PERSON              24,446
                        WITH          ________________________________
                                      (10) SHARED DISPOSITIVE POWER
                                           0
     _________________________________________________________________
     (11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
          PERSON
          24,446
     _________________________________________________________________
     (12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES
          CERTAIN SHARES       ( )
     _________________________________________________________________
     (13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
          0.4%
     _________________________________________________________________
     (14) TYPE OF REPORTING PERSON
          IN
     _________________________________________________________________

               This Statement constitutes Amendment No. 12 to the Statement on Schedule 13D (the "Schedule 13D") filed with the Securities and Exchange Commission by Tinicum Enterprises, Inc., a Delaware corporation ("Enterprises"), Tinicum Investors, L.P., a Delaware limited partnership ("Investors"), RIT Capital Partners plc, a United Kingdom corporation ("RIT"), J. Rothschild Holdings plc, a United Kingdom corporation ("JRH"), J. Rothschild Capital Management Limited, a United Kingdom corporation ("JRCML"), St. James's Place Capital plc, a United Kingdom corporation ("SJPC"), and Mr. Putnam L. Crafts, Jr. ("Mr. Crafts") in connection with their ownership of shares of common stock, par value $1.00 per share (the "Shares"), of SPS Technologies Inc., a Pennsylvania corporation (the "Issuer"). This Amendment No. 12 is being filed by Tinicum Investors, a Delaware general partnership ("Investors II"), RIT, JRCML, SJPC, Mr. Derald H. Ruttenberg ("Derald Ruttenberg"), Mr. Eric M. Ruttenberg ("Eric Ruttenberg"), Mr. John C. Ruttenberg ("John Ruttenberg"), Ms. Katherine T. Ruttenberg ("Katherine Ruttenberg"), Ms. Hattie Ruttenberg ("Hattie Ruttenberg" and together with Derald, Eric, John and Katherine Ruttenberg, the "Ruttenbergs"), Mr. Crafts and Mr. James H. Kasschau ("Mr. Kasschau").

               Unless otherwise defined herein, all capitalized terms used herein shall have the meanings ascribed to them in the
     Schedule 13D.

     ITEM 2.   IDENTITY AND BACKGROUND.

               Item 2(c) is hereby amended and supplemented by adding the following:

               As previously reported in Amendment No. 9 to the
     Schedule 13D, in connection with the Tinicum Reorganization, all of the Shares held by Enterprises and RUTCO were transferred on December 31, 1994 to Investors II. In connection with the Tinicum Reorganization, all of Enterprises' and RUTCO's rights under the Stanby Agreement and the Registration Rights Agreement were also transferred to Investors II. Accordingly, all references in the Schedule 13D to "Shareholders," "Reporting Persons" and "Tinicum Reporting Persons" shall no longer include Enterprises and RUTCO.

               Mr. Kasschau's present business address is 990 Stewart Avenue, Garden City, New York 11530 and his present principal employment is as President of International Contract Furnishings, Inc. Mr. Kasschau is no longer an officer or director of Tinicum, Enterprises, RUTCO, Associates or Foreign.

               The name, business address and present principal employment or occupation and citizenship of each of the executive officers and directors of Tinicum, Enterprises, RUTCO, Associates and Foreign are set forth on Schedule I attached hereto and incorporated herein by reference. The name, business address and present principal employment or occupation and citizenship of each of the executive officers and directors of RIT, JRCML and SJPC are set forth on Schedule II attached hereto and incorporated herein by reference.

     ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

               Item 3 is hereby amended and supplemented by adding the following:

               The Shares purchased by the Ruttenbergs, since March 21, 1995, were paid for out of personal funds and/or with the proceeds of borrowings under the Line of Credit. In addition, Eric Ruttenberg has received an aggregate of 765 Shares from the Issuer pursuant to the Issuer's 1988 Long Term Incentive Stock Plan.

     ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

               Item 5 (a) is hereby amended and supplemented by adding the following:

               As of the close of business on January 11, 1996, the Reporting Persons beneficially owned an aggregate of 997,871 Shares (including a total of 2,926 Shares purchasable upon the exercise of certain options granted to Eric Ruttenberg (the "Option Shares"), which Option Shares have been treated as outstanding for purposes of computing percent of class), which represent approximately 17.0% of the 5,854,577 Shares (including the Option Shares) disclosed to the Reporting Persons by the Issuer as outstanding on such date. In accordance with Rule 13d-5 (b) (1) of the General Rules and Regulations under the Exchange Act, Enterprises, Investors II, RUTCO, RIT, JRCML, SJPC, the Ruttenbergs, Mr. Crafts and Mr. Kasschau as a group may be deemed to beneficially own such Shares. As of the close of business on January 11, 1996, Enterprises, Investors II, RUTCO, RIT, JRCML, SJPC, Derald Ruttenberg, Eric Ruttenberg, John Ruttenberg, Katherine Ruttenberg, Hattie Ruttenberg, Mr. Crafts and Mr. Kasschau had direct beneficial ownership of 0, 629,339, 0, 132,311, 0, 0, 24,446, 28,437, (including the Option Shares),
     24,446, 24,446, 24,446, 100,000, and 10,000 Shares, respectively.

               To the best of the Reporting Persons' knowledge and belief, except as otherwise set forth herein, none of the persons identified on Schedules I or II attached hereto beneficially owns any Shares.

     ITEM 6.   CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
               RELATIONSHIPS WITH RESPECT TO SECURITIES OF ISSUER.

               Investors II, Derald Ruttenberg, Eric Ruttenberg, John Ruttenberg, Katherine Ruttenberg and Hattie Ruttenberg have pledged 629,339, 21,866, 22,166, 21,866, 21,866 and 21,866
     Shares, respectively, as security under a revolving line of credit agreement with Citibank, N.A., which was entered into in the ordinary course of Investors II's business. The pledges are subject to standard default and similar provisions.


     ITEM 7.    MATERIAL TO BE FILED AS EXHIBITS.

               Item 7 is hereby amended and supplemented by adding the following exhibit:

               Exhibit 16: Fourth Amended and Restated Joint Filing Agreement, dated as of January 26, 1996, by and among the Reporting Persons.

               Exhibit 17:    Power of Attorney.


                               SIGNATURE

               After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

     Dated:  January 26, 1996

     TINICUM INVESTORS

     By:/s/ Eric M. Ruttenberg
         Eric M. Ruttenberg
         Managing Partner


                               SIGNATURE

               After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

     Dated:  January 26, 1996

     RIT CAPITAL PARTNERS plc

     By:/s/ D. W. A. Budge
         D. W. A. Budge
         Director


                                 SIGNATURE

               After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

     Dated:  January 26, 1996

     J. ROTHSCHILD CAPITAL MANAGEMENT LIMITED

     By:/s/ Paul R. Griffiths
         Paul R. Griffiths
         Director


                                 SIGNATURE

               After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

     Dated:  January 26, 1996

     ST. JAMES'S PLACE CAPITAL plc

     By:/s/ Sir Mark Weinberg
         Sir Mark Weinberg
         Director


                                 SIGNATURE

               After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

     Dated:  January 26, 1996

     By:/s/ Eric M. Ruttenberg
         Derald H. Ruttenberg
           by Eric M. Ruttenberg, Attorney-in-fact


                                 SIGNATURE

               After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

     Dated:  January 26, 1996

     By:/s/ Eric M. Ruttenberg
         Eric M. Ruttenberg


                                 SIGNATURE

               After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

     Dated:  January 26, 1996

     By:/s/ Eric M. Ruttenberg
         John C. Ruttenberg
           by Eric M. Ruttenberg, Attorney-in-fact


                                 SIGNATURE

               After reasonable inquiry and to the best of her knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

     Dated:  January 26, 1996

     By:/s/ Eric M. Ruttenberg
         Katherine T. Ruttenberg
           by Eric M. Ruttenberg, Attorney-in-fact


                                 SIGNATURE

               After reasonable inquiry and to the best of her knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

     Dated:  January 26, 1996

     By:/s/ Eric M. Ruttenberg
         Hattie Ruttenberg
            by Eric M. Ruttenberg, Attorney-in-fact


                                 SIGNATURE

               After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

     Dated:  January 26, 1996

     By:/s/ Putnam L. Crafts, Jr.
         Putnam L. Crafts, Jr.


                                 SIGNATURE

               After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

     Dated:  January 26, 1996

     By:/s/ James H. Kasschau
         James H. Kasschau


                               EXHIBIT INDEX

              Exhibit            Description

         Exhibit 16        Fourth Amended and
                           Restated Joint Filing
                           Agreement, dated as of
                           January 26, 1996, by
                           and among the
                           Reporting Persons

         Exhibit 17        Power of Attorney


     SCHEDULE I

     1. Directors and Executive Officers of Tinicum Enterprises, Inc. ("Enterprises"). The name, title and present principal occupation or employment of each of the directors and executive officers of Enterprises, and the name, principal business and address of any organization in which such employment is conducted are set forth below. The business address of each person listed below is 990 Stewart Avenue, Garden City, New York 11530 and each person listed below is a United States citizen. Directors are identified by an asterisk. The business and address of Tinicum Investors and Tinicum Enterprises, Inc. are not repeated in this table.

                                      Present and Principal
                                      Occupation or Employment
     Name and Title                   and Business Address

     John F. Keane                    President and Secretary
     President and Secretary          Tinicum Enterprises, Inc.

     Edward R. Civello                Vice President and Treasurer
     Vice President and Treasurer     Tinicum Enterprises, Inc.

     Joseph A. Marino                 Assistant Secretary
     Assistant Secretary              Tinicum Enterprises, Inc.

     Eric M. Ruttenberg*              Managing Partner
                                      Tinicum Investors


     SCHEDULE I

     2. Directors and Executive Officers of Tinicum Incorporated ("Tinicum"). The name, title and present principal occupation or employment of each of the directors and executive officers of Tinicum, and the name, principal business and address of any organization in which such employment is conducted are set forth below. Unless otherwise indicated, the business address of each person listed below is 990 Stewart Avenue, Garden City, New York 11530 and each person listed below is a United States citizen. Directors are identified by an asterisk. The business and address of Tinicum Investors and Tinicum Enterprises, Inc. are not repeated in this table.

                                      Present and Principal
                                      Occupation or Employment
     Name and Title                   and Business Address

     John F. Keane                    President and Secretary
     President and Assistant          Tinicum Enterprises, Inc.
     Secretary

     Edward R. Civello                Vice President and Treasurer
     Vice President                   Tinicum Enterprises, Inc.

     Seth M. Hendon                   Secretary
     Secretary                        Tinicum Incorporated

     Eric M. Ruttenberg*              Managing Partner
                                      Tinicum Investors

     John C. Ruttenberg*              Executive
                                      Silicon Graphics Inc.
                                      One Cabot Road
                                      Hudson, MA 01749
                                      (design and manufacture of
                                      computer workstations)

     Hattie Ruttenberg*               Attorney
                                      c/o Tinicum Incorporated
                                      800 Third Avenue, 40th Floor
                                      New York, NY 10022


     SCHEDULE I

     3. Directors and Executive Officers of RUTCO Incorporated ("RUTCO"). The name, title and present principal occupation or employment of each of the directors and executive officers of RUTCO, and the name, principal business and address of any organization in which such employment is conducted are set forth below. The business address of each person listed below is 990 Stewart Avenue, Garden City, New York 11530 and each person listed below is a United States citizen. Directors are identified by an asterisk. The business and address of Tinicum Investors and Tinicum Enterprises, Inc. are not repeated in this table.
                                      Present and Principal
                                      Occupation or Employment
     Name and Title                   and Business Address

     John F. Keane                    President and Secretary
     President and Secretary          Tinicum Enterprises, Inc.

     Edward R. Civello                Vice President and Treasurer
     Vice President and Treasurer     Tinicum Enterprises, Inc.

     Joseph A. Marino                 Assistant Secretary
     Assistant Secretary              Tinicum Enterprises, Inc.

     Eric M. Ruttenberg*              Managing Partner
                                      Tinicum Investors


     SCHEDULE I

     4. Directors and Executive Officers of Tinicum Foreign Investments Corporation ("Foreign"). The name, title and present principal occupation or employment of each of the directors and executive officers of Foreign, and the name, principal business and address of any organization in which such employment is conducted are set forth below. The business address of each person listed below is 990 Stewart Avenue, Garden City, New York 11530 and each person listed below is a United States citizen. Directors are identified by an asterisk. The business and address of Tinicum Investors and Tinicum Enterprises, Inc. are not repeated in this table.

                                      Present and Principal
                                      Occupation or Employment
     Name and Title                   and Business Address

     John F. Keane                    President and Secretary
     President and Secretary          Tinicum Enterprises, Inc.

     Edward R. Civello                Vice President and Treasurer
     Vice President and Treasurer     Tinicum Enterprises, Inc.

     Joseph A. Marino                 Assistant Secretary
     Assistant Secretary              Tinicum Enterprises, Inc.

     Eric M. Ruttenberg*              Managing Partner
                                      Tinicum Investors


     SCHEDULE I

     5. Directors and Executive Officers of Tinicum Associates, Inc. ("Associates"). The name, title and present principal occupation or employment of each of the directors and executive officers of Associates, and the name, principal business and address of any organization in which such employment is conducted are set forth below. The business address of each person listed below is 990 Stewart Avenue, Garden City, New York 11530 and each person listed below is a United States citizen. Directors are identified by an asterisk. The business and address of Tinicum Investors and Tinicum Enterprises, Inc. are not repeated in this table.

                                      Present and Principal
                                      Occupation or Employment
     Name and Title                   and Business Address

     John F. Keane                    President and Secretary
     President and Secretary          Tinicum Enterprises, Inc.

     Edward R. Civello                Vice President and Treasurer
     Vice President and Treasurer     Tinicum Enterprises, Inc.

     Joseph A. Marino                 Assistant Secretary
     Assistant Secretary              Tinicum Enterprises, Inc.

     Eric M. Ruttenberg*              Managing Partner
                                      Tinicum Investors


     SCHEDULE II

     1. Directors and Executive Officers of RIT Capital Partners plc ("RIT"). The name, business or residence address, principal occupation or employment and citizenship of each of the directors and executive officers of RIT and the name, address and principal business of any organization in which such employment is conducted are set forth below. The business and address of St James's Place Capital plc ("SJPC") are not repeated in this table.

                                  Directors

                    Business or          Principal Occupation
     Name           Residence Address    or Employment            Citizenship

     Lord           27 St James's        Joint Chairman, SJPC     British
     Rothschild     Place
     (Chairman)     London SW1A 1NR
                    England

     Charles        Swan House,          Director, Stanhope       British
     Howard         Madeira Walk,        Administration
     Bailey         Windsor              Limited, Swan House,
                    Berkshire SL4 1EU    Madeira Walk,
                    England              Windsor, Berkshire
                                         SL4 1EU (accounting
                                         and administrative
                                         services); Director,
                                         General Oriental
                                         Investments Limited,
                                         P.O. Box 309, Cayman
                                         Islands, British West
                                         Indies (investment
                                         company)

     Anthony        27 St James's        Director, Sketchley      South
     Herbert        Place                plc Rugby Road,          African
     Bloom          London SW1A 1NR      Hinckley,
                    England              Leicestershire
                                         LE10 2NE, England
                                         (dry cleaning and
                                         related industries);
                                         Director, Rockridge
                                         Consolidated Limited,
                                         4 Harley Street,
                                         London W1N 1AA,
                                         England (financial
                                         services)

     Duncan         27 St James's        Director & Chief         British
     William        Place                Operating Officer,
     Allan Budge    London SW1A 1NR      RIT
                    England

     Andrew         88 St George's       Farmer                   British
     Stephen        Square
     Bower          London SWIV 3QX
     Knight         England

     Baron          Boulevard             President, Banque       Belgian
     Phillippe      Jacques-              Bruxelles Lambert
     Lambert        Dalcroze 5, CH-       (Suisse) SA,
                    1211 Geneva 3         Boulevard Jacques-
                    Switzerland           Dalcroze 5, CH-
                                          1211, Geneva 5,
                                          Switzerland
                                          (international
                                          bank)

     Jean           10 Place du           Private investor,      Italian
     Pigozzi        Grand-Mezel,          10 Place du Grand-
                    1204 Geneva,          Mezel, 1204 Geneva,
                    Switzerland           Switzerland
                                          (investments
                                          worldwide)

                             Executive Officers

     Stephen        27 St James's         Company Secretary,     British
     Robin          Place                 SJPC
     Sanders        London SW1A 1NR       Compliance Officer,
                    England               St James's Place
                                          Capital group of
                                          companies

     David Neil     27 St James's         Deputy Company         British
     Wood           Place                 Secretary, SJPC
                    London SW1A 1NR       Director, J
                    England               Rothschild
                                          Administration Ltd

     The Corporate Secretary of RIT is J Rothschild Administration
     Limited.


     SCHEDULE II

     2. Directors and Executive Officers of J Rothschild Capital Management Limited ("JRCML"). The name, business or residence address, principal occupation or employment and citizenship of each of the directors and executive officers of JRCML and the name, address and principal business of any organization in which such employment is conducted are set forth below. The business and address of St James's Place Caital plc ("SJPC") are not repeated in this table.

                                  Directors

                    Business or          Principal Occupation
     Name           Residence Address    or Employment             Citizenship

     Lord           27 St James's        Joint Chairman, SJPC      British
     Rothschild     Place
     (Chairman)     London SW1A 1NR
                    England

     Hon Clive      27 St James's        Director, SJPC            British
     Patrick        Place
     Gibson         London SW1A 1NR
                    England

     Duncan         27 St James's        Director, RIT             British
     William        Place
     Allan Budge    London SW1A 1NR
                    England

     Donal          27 St James's        Group Tax Manager, St     British
     Francis        Place                James's Place Capital
     Connon         London SW1A 1NR      Group of companies
                    England

     Paul           27 St James's        Director, J               British
     Richard        Place                Rothschild Capital
     Griffiths      London SW1A 1NR      Management Limited
                    England

     Stephen        27 St James's        Company Secretary,        British
     Robin          Place                SJPC Compliance
     Sanders        London SW1A 1NR      Officer,
                    England              St James's Place
                                         Capital group of
                                         companies

     Sir Mark       27 St James's        Joint Chairman, SJPC,     British
     Weinberg       Place                Chairman, J
                    London SW1A 1NR      Rothschild Assurance
                    England              plc, J Rothschild
                                         House, Dollar Street,
                                         Cirencester,
                                         Gloucestershire GL7
                                         2AQ, England
                                         (insurance company)

                             Executive Officers

     David Neil     27 St James's        Deputy Company            British
     Wood           Place                Secretary, SJPC
                    London SW1A 1NR      Director, J
                    England              Rothschild
                                         Administration Ltd

     The Corporate Secretary of JRCML is J Rothschild Administration
     Limited.


     SCHEDULE II

     3. Directors and Executive Officers of St James's Place Capital plc ("SJPC"). The name, business or residence address, principal occupation or employment and citizenship of each of the directors and executive officers of SJPC and the name, address and principal business of any organization in which such employment is conducted are set forth below. The business and address of St James's Place Caital plc ("SJPC") are not repeated in this table.

                                  Directors

                    Business or          Principal Occupation
     Name           Residence Address    or Employment             Citizenship

     Lord           27 St James's        Joint Chairman, SJPC      British
     Rothschild     Place
                    London SW1A 1NR
                    England

     The            149 Newlands         Chairman,The Weir         British
     Viscount       Road, Cathcart,      Group plc
     Weir           Glasgow              149 Newlands Road,
                    G44 4EX, Scotland    Cathcart, Glasgow
                                         G44 4EX, Scotland
                                         (Engineers)

     Nathaniel      767 Fifth Avenue     President                 French
     de             New York, NY         Nathaniel de
     Rothschild     10153                Rothschild Holdings
                    U.S.A.               Ltd, 767 Fifth
                                         Avenue, New York, NY
                                         10153, U.S.A.

     Hon Clive      27 St James's        Director, SJPC            British
     Patrick        Place
     Gibson         London SW1A 1NR
                    England

     Maurice        Fairfax House        Consultant, Saffery       British
     Edward         Fulwood Place        Champness (Chartered
     Hatch          Gray's Inn           Accountants) Fairfax
                    London WC1V 6UB      House, Fulwood Place,
                    England              Gray's Inn
                                         London WC1V 6UB
                                         England

     Anthony        27 St James's        Director, SJPC            British
     David          Place
     Loehnis,       London SW1A 1NR
     C.M.G.         England

     Lord Rees-     17 Pall Mall         Journalist                British
     Mogg           London SW1Y 5NB
                    England

     Andrew         27 St James's        Director, SJPC            U.S.A.
     Stafford-      Place
     Deitsch        London SW1A 1NR
                    England


     Sir Mark       27 St James's        Joint Chairman, SJPC,     British
     Weinberg       Place                Chairman, J
                    London SW1A 1NR      Rothschild Assurance
                    England              plc, J Rothschild
                                         House, Dollar Street,
                                         Cirencester,
                                         Gloucestershire GL7
                                         2AQ, England
                                         (insurance company)

     William        27 St James's        Director & Chief          British
     Valerian       Place                Operating Officer,
     Wellesley      London SW1A 1NR      SJPC
                    England

                             Executive Officers

     Stephen        27 St James's        Company Secretary,        British
     Robin          Place                SJPC
     Sanders        London SW1A 1NR      Compliance Officer,
                    England              St James's Place
                                         Capital group of
                                         companies

     David Neil     27 St James's        Deputy Company            British
     Wood           Place                Secretary, SJPC
                    London SW1A 1NR
                    England